Commission File Number 001-31914

EXHIBIT 99.1

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

UNUSUAL PRICE MOVEMENT OF A SHARES OF THE COMPANY

The increase of the closing prices of A shares of China Life Insurance Company Limited (the “Company”) deviated by more than 20% for the three consecutive trading days on 14 August, 17 August and 18 August 2020 on a cumulative basis, which constitutes unusual movements in shares trading according to the relevant requirements under the Trading Rules of the Shanghai Stock Exchange (the “SSE Trading Rules”), and therefore an announcement with relevant details is required to be published under the Listing Rules of the Shanghai Stock Exchange (the “SSE Listing Rules”). After the Company’s internal inspection and verification with China Life Insurance (Group) Company (“CLIC”), the controlling shareholder of the Company, the Company did not have any material discloseable events which remained undisclosed as at the date of this announcement.

1.	Particulars of the Unusual Price Movement of A Shares

The increase of the closing prices of A shares of the Company deviated by more than 20% for the three consecutive trading days on 14 August, 17 August and 18 August 2020 on a cumulative basis, which constitutes unusual movements in shares trading according to the relevant requirements under the SSE Trading Rules, and therefore an announcement with relevant details is required to be published under the SSE Listing Rules.

2.	Relevant Information Noted and Verified by the Company

The Company has conducted an internal inspection and made a written enquiry to CLIC with regard to the unusual movements in its shares trading. The verification of the particulars is as follows:

(1)	Production and Business Operation

After the verification of the Company, there was no material change in the business operation of the Company and the external environment as at the date of this announcement.

(2)	Material Events

After the verification of the Company and its confirmation with CLIC in writing, the Company and its controlling shareholder did not have any material discloseable information which remained undisclosed as at the date of this announcement, nor did they have any material events which led to the unusual movements in shares trading of the Company, including but not limited to major assets reorganization, issue of shares, acquisition, debt restructuring, business restructuring, spinoff, assets injection, shares repurchase, stock incentive, bankruptcy reorganization, cooperation for major businesses and introduction of strategic investors.

Commission File Number 001-31914

(3)	Media Coverage, Market Rumour, Hot Topics

The Company has noticed that there is a market rumour of a merger between the Company and other insurance companies. After verification, the Company wishes to clarify that it is a false rumour, and the Company does not have any information which should be disclosed under applicable laws and regulations but remains undisclosed by the Company.

(4)	Other Price Sensitive Information

After the verification of the Company, the Company is not aware of any other major events that might have a material impact on its share price. None of the directors, supervisors, senior management and controlling shareholder of the Company have purchased or sold any shares of the Company during the period of unusual price movement of the Company’s shares.

3.	Relevant Risk Warning

China Securities Journal, Shanghai Securities News, Securities Times, the website of the Shanghai Stock Exchange (http://www.sse.com.cn) and the HKExnews website of the Hong Kong Exchanges and Clearing Limited (http://www.hkexnews.hk) are the Company’s designated newspapers and websites for information disclosure. The Company will strictly fulfil its information disclosure obligations pursuant to the provisions and requirements of relevant laws and regulations. Investors are advised to invest cautiously and be aware of investment risks.

4.	Board Confirmation and Undertakings from the Relevant Parties

The board of directors of the Company (the “Board”) confirms that the Company has no discloseable events or any plan, negotiation, intention or agreement relating to such events which should be disclosed but remain undisclosed according to the SSE Listing Rules and other relevant regulations. The Board is also not aware of any information which might materially affect the trading prices of shares and derivative products of the Company and which should be disclosed but remains undisclosed according to the SSE Listing Rules and other relevant regulations. There is nothing in the information previously disclosed by the Company that needs to be corrected or supplemented.

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 18 August 2020

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang

Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun, Wang Junhui

Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie